Mail Stop 3561

September 25, 2006

Ms. Kathy Sheehan
President
Art Design, Inc.
3636 S. Jason
Englewood, CO 80113

Re: **Art Design, Inc.**
        Amendment No. 1 to Form SB-2 filed September 6, 2006
        File No. 333-136012

Dear Ms. Sheehan:

    We have reviewed your responses to the comments in our letter dated August 21, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. We note that neither the redline filed on EDGAR pursuant to Item 310 of Regulation S-T, nor the courtesy copied provided by counsel, flag all of the revisions made between the initial filing of your registration statement and your first amendment. Accordingly, please either confirm that the only changes made were in response to our comments or provide us with a list of the additional changes that were not highlighted in redlines available for our review.

2. While we note your response to prior comment 2, please file your revised form of escrow agreement.

Summary of Prospectus, page 5

3. While we note you response to prior comment 10, we are unable to locate you revisions. Please revise this section to disclose, if true, that management,

Art Design, Inc.
September 25, 2006
Page 2

directors, and affiliates thereof, may not purchase shares in this offering in order
to reach the minimum or direct us to the requested revisions.

Risk Factors, page 6

4. While we note your response to prior comment 12, we are unable to locate your
revisions. Please revise the second sentence in the introductory paragraph to this
section to clarify that all material information regarding this offering is disclosed
in the prospectus.

5. We note you response to prior comment 13. It appears that the risk factor
beginning "Because we had incurred continuing operating losses…" has been
merged with the new risk factor added at page 6. Please separate the risk factors
so that the distinct risks are highlighted to investors.

We may need to raise additional funds, page 7

6. While we note the revisions you have made in response to prior comment 17,
because it appears that you will generate far less than $120,000 in revenues for
the fiscal year ending December 31, 2006, please revise the text of this risk factor
to better explain why you expect cash generated from operations and from
working capital financing will be sufficient for the foreseeable future.
Additionally, please make corresponding changes in MD&A as necessary.

Because our current officers and directors… a conflict of interest, page 8

7. We note your response to prior comment 26. Please revise to include a discussion
of how your officers will treat corporate opportunities available to both the
company and the other businesses they work for.

8. Please further explain your statement that officers and directors are "only utilizing
the Company in their dealings with the public." We believe that your meaning is
unclear.

Use of Proceeds, page 11

9. While we note your response to prior comment 20, we are unable to locate your
revisions. Please revise the document throughout to clarify that the plan you
mention may be changed completely at the discretion of the board. For example,
revise your summary section to include similar disclosure.

Plan of Distribution, page 13

10. While we note your response to prior comment 25, we are unable to locate your
revisions. Please revise to state, if true, that the funds will be placed in a non-

interest bearing account or disclose who the interest will be paid to or direct us to the requested revisions.

11. We note the fourth-to-last sentence in the last paragraph. Please delete this sentence or revise to clarify that funds are released for "use in the implementation of [your] business plan," only after the minimum offering amount has been met, not merely when the escrow period concludes.

Description of our Business, page 18

12. We note that you have added a risk factor in response to prior comment 16. In addition, please revise your Business section to disclose your substantial dependence on two major customers.

Results of Operations, page 22

13. We reissue prior comment 30. Please further revise your disclosure to better explain changes between periods. For example, revise to explain the variance in your cost of goods and operating expenses. Additionally, revise to provide consistent comparisons that will better enable an investor to make an investment decision. For example, you currently compare your June 2006 results only to your fiscal year-end results for 2005 and 2004. Revise to provide a comparison between June 2006 and June 2005 results.

14. As a follow-up to comment 6 above, we note that your discussion in the first two sentences of the third paragraph on page 22 conflicts with the discussion in the last paragraph on page 7. Please reconcile your disclosure regarding your ability to operate at a profit or at a breakeven point.

Liquidity and Capital Resources, page 23

15. We note the first sentence in the third paragraph on page 23. You refer to your "current level of operations, which includes becoming profitable." Please revise for clarity.

Plan of Operation, page 23

16. Given that your revenues have continued to decrease and it appears that you will have fewer sales than last year, please either remove the statement on page 24 indicating that you believe you can be profitable or at break even "assuming sufficient sales," or revise to disclose the basis for this belief.

Undertakings

17. Please revise the undertakings to track the language of Item 512 of Regulation S-B.

Exhibit 23. Consent of Independent Accountant

18. Please provide an updated consent from your independent accountants.


*   *   *   *   *


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief-Legal

cc: Via Facsimile (303) 409-7650
David J. Wagner
David Wagner & Associates